

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 5, 2025

Peter Altman
President and Chief Executive Officer
BioCardia, Inc.
320 Soquel Way
Sunnyvale, CA 94085

> **Re: BioCardia, Inc.**
> **Registration Statement on Form S-3**
> **File No. 333-286869**
> **Filed April 30, 2025**

Dear Peter Altman:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Joshua Gorsky at 202-551-7836 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Austin D. March